Form C

Cover Page

Name of issuer:

American Ultimate Disc League, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/10/2013

Physical address of issuer:

50 University Ave
Suite 144
Los Gatos CA 95030

Website of issuer:

http://theaudl.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Series C Common Units

Target number of securities to be offered:

39,216

Price:

$3.00000

Method for determining price:

Dividing pre-money valuation $17,165,016 (or $14,590,263.60 for investors in the first $100,000.80) by number of units outstanding on fully diluted basis.

Target offering amount:

$100,000.80

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$534,997.80

Deadline to reach the target offering amount:

1/28/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$378,666.00	$673,797.00
Cash & Cash Equivalents:	$265,314.00	$634,898.00
Accounts Receivable:	$105,151.00	$25,649.00
Short-term Debt:	$376,546.00	$399,301.00
Long-term Debt:	$862,986.00	$535,297.00
Revenues/Sales:	$719,085.00	$450,420.00
Cost of Goods Sold:	$563,265.00	$414,204.00
Taxes Paid:	$3,300.00	$0.00
Net Income:	($829,580.00)	($875,933.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

American Ultimate Disc League, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Karen Steadman	Investor	Self employed	2013
Steven K Hall	CEO and Commissioner, Private Equity	American Ultimate Disc League, LLC	2018
Robert lloyd	Managing Member	AUDL LLC	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Steven K Hall	CEO	2018
Steven K Hall	Commissioner	2018
Karen Steadman	Secretary	2013
Andrew Lloyd	CFO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ultimate Investments and Holdings, LLC	1200000.0 Series A Units	22.44
2007 Steadman Lloyd Family Trust	1824200.0 Series A Units	34.11
Ultimate Xperience Ventures, LLC	1633500.0 Series A Units	30.55

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

This Investment is Highly Speculative

An investment in American Ultimate Disc League, LLC ("AUDL" or the "Company"), involves a high degree of risk, including, without limitation, the risks described below. Before making an investment decision, each investor should carefully consider all the risks described herein, and may wish to consult with an independent financial advisor before making an investment in the Company. If any of the risk events discussed below actually occur, the Company's business, financial condition, and results of operations could be materially and adversely impacted. If this were to happen, the value of the Company could decline significantly, resulting in a loss of all or a part of a subscriber's the investment. The risk factors described below represent risks that management has identified; however, the list is not exclusive and an investor should assume that there are other risks that may affect the Company

Forward Looking Statements

The information and discussions set forth in this Disclosure includes certain forward-looking statements that involve risks, uncertainties and assumptions. The forward-looking statements relate to the Company's beliefs, intentions, plans and strategies regarding the future. These statements may be identified by the use of words such as "intends," "plans," "anticipates," "expects" and similar expressions. AUDL's actual results could differ materially from those discussed in the forward-looking statements. A wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations elsewhere in this Disclosure, the most significant factors affecting the Company's operations include the following:

The Company Has a Limited Operating History.

AUDL is a limited liability company formed under the laws of the State of Delaware in 2013. AUDL was formed to acquire and develop an existing "Ultimate Disc" sports league with limited operations, limited franchise teams, and a small fan base. Because AUDL is in a development and growth stage, its business is subject to all the risks inherent in a newer business enterprise. Also, there is a limited operating history and limited historical financial information available for an investor to consider in connection with evaluating the Company's business and prospects. When making an investment decision, each investor should consider the risks, expenses, and difficulties that AUDL may encounter as a developing company

Lack of Diversification Could Cause Investors to Lose All or Some of Their Investment.

AUDL's business is based primarily on the production and licensing of sports content and procurement of sponsorships and running events related to the sport of Ultimate Disc. The Company is beginning to develop related lines of business but these business lines are at a nascent stage and are not a source of current revenue. If the Company is unable to increase the fan base for the sport of Ultimate Disc, it will not achieve profitability. The lack of business diversification could cause investors to lose all or some of their investment if the Company is unable to generate revenues from the sport of Ultimate Disc since it does not expect to have non related lines of business or alternative revenue sources

COVID 19 has Impacted U.S. and Canadian Economic Conditions and Could Have an Adverse Effect on the Profitability of Some, or All, of the Business.

Consumer spending on sports entertainment events is discretionary, meaning that it can be cut from an individual's budget without impacting their essential shelter, food, and transportation requirements. When there is a decline in employment and overall economic activity, discretionary spending is typically the first to be eliminated. Therefore, a downturn in the economy could have a disproportionately negative impact on attendance at AUDL franchise sporting events. A decline in attendance at franchise games will not only reduce AUDL revenue, but will also impact other revenue sources, such as sales of licensed team merchandise and subscriptions. Finally, a reduction in the fan base could impact television marketing and sponsorships revenues

COVID 19 has Impacted Consumer Sentiment and Could Reduce Attendance at Public Sporting Events to Adversely Impact the Profitability of AUDL's Business.

AUDL's business model is dependent on promoting the sport of Ultimate Disc and developing a fan base attending team events. Consumer sentiment during COVID 19 may impact attendance at outdoor stadium events. Therefore, the success of the business model depends on the Company's ability to (a) market AUDL franchisee teams, (b) generate attendance at AUDL franchisee games, (c) develop a merchandize branding program, (d) secure marketing, sponsorship and media agreements, and (e) maintain consumer interest in the sport.

Increased Competitive Pressures May Reduce Company Revenues or Increase Costs.

AUDL competes with larger and more established sports leagues. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Increased competition may divert consumers from one form of sporting events to more popular forms of sporting events and entertainment, which could reduce AUDL's revenue or increase its marketing costs. Such competition may also reduce, or limit growth in pricing for sporting events and products, including advertising rates and long-term sponsorship fees, and prices for merchandise from which the Company derives license revenues. Competition for the acquisition of resources can also increase the cost of producing consumer products

The Seasonality of AUDL'S Business Could Exacerbate Negative Impacts on its Operations.

The sport of Ultimate Disc is typically played in outside venues and is subject to seasonal variations. Therefore, revenues from AUDL sporting events will fluctuate with changes in attendance and venue occupancy resulting from the seasonal nature of the sport and the location of the AUDL teams and events it operates directly. Peak attendance at games and venue occupancy generally occur during the spring and summer months

There Can Be No Assurance that AUDL Will Ever Operate Profitably.

THE COMPANY CURRENTLY OPERATES AT A LOSS.

The ability to achieve profitability is contingent on a number of factors, including, without limitation,

(a) increasing in consumer awareness and acceptance of the sport of Ultimate Disc,

(b) fielding competitive teams,

(c) securing media license fees and sponsorship revenue, and (d) retaining a qualified management team.

There is no assurance that the Company will realize all or any portion of its business plan. If the Company is not successful in the execution of its business plan and current strategies, the Company's business, results of operations, and financial condition will be materially adversely affected. If the Company continues to operate at a loss, it will require additional funding or will be forced to cease operations. In either event, the value of an investment in the Company could be substantially diminished or become worthless.

The Company Relies on the Financial and Managerial Capabilities of its Team Owners

Each team is independently owned and operated under the terms the AUDL Operating Agreement. The financial and managerial capabilities of the teams owners vary and some teams may not be able to continue to operate in the long term. In the event of a team default, the league has historically assumed responsibility to operate the team and seek new ownership groups to independently operate the team. Although the AUDL has been successful in finding qualified new team ownership groups, there is no assurance that this will continue in the future which would cause an increased financial responsibility for expenses which could adversely impact future profitability

There Is No Firm Commitment to Purchase the Units of Membership Interest Being Offered and as a Result Initial Investors Assume Additional Risk.

This is a best efforts, $100,000.08 minimum offering, of Series C Common Units of Membership Interest ("Units") in the Company. There is no commitment by anyone to purchase any of the Units being offered, with the exception of the lead investor.

The Company cannot give any assurance that any or all of the Units will be sold. There is a minimum offering of $100,000.08. As long as the minimum offering threshold is met, the Company will retain any amount of proceeds received from the sale of the Units up to the offering maximum. Moreover, there is no assurance that the estimate of the Company's future liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. As this offering is a best efforts financing, there is noassurance that this financing will be completed or that any future financing will be affected. Initial investors assume additional risk on whether the offering will be fully subscribed and how the Company will utilize the proceeds

The Company May Require Additional Financing.

Even if the Company receives and accepts subscriptions for the entire Offering, the Company may need to raise additional capital to fund its current business plan and future operations. Also, the Company's plans may change over time based on market acceptance. Such changes may require more financing than currently planned. Additional financing may not be available, or may be only available on unfavorable terms. If the Company incurs debt financing, cash flows may be inadequate to service or repay the debt, and bankruptcy could result. If the Company cannot raise adequate funds to satisfy its capital requirements, the Company may need to significantly alter or limit its operations. The Company's future capital requirements depend upon many factors, including, but not limited to:

• The extent to which the Company can generate income from television rights, product licensing agreements, franchise royalties, mechanize sales and sponsors;

• The acceptance of Ultimate Disc as a national sport outside the ultimate community;

• The expansion of AUDL and the licensing of new franchisees;

• Overhead expenditures; and

• Fixed capital requirements

The Executive Team and Series A Members May Significantly Influence Matters To Be Voted On, And Their Interests May Differ From, Or Be Adverse To, the Interests of the Series C Members.

The Series C Common Units will have voting rights. A majority of the Series A Common Units are held by limited number of investors who essentially control the Company through their ownership of a majority of the outstanding Series A Common Units. Accordingly, the holders of a majority of the outstanding Series A Common Units possess significant influence over the Company on matters submitted to the Members for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control.

The Securities Being Offered are Restricted Series C Common Units and Will Be Illiquid.

The Company offering Series C Common Units of Membership Interest based on an exemption from registration under the Securities Act which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the Units will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the long-term illiquid nature of his/her investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws or we received an opinion of counsel that an exemption from registration is available with respect thereto. Rule 144, the primary exemption for resales of restricted securities is only available for securities of issuers providing current information to the public. While the Company will be required to make such information available should it conduct an initial public offering, and assuming such public offering is in fact successfully carried out, the Company does not currently make such information available, precluding reliance on Rule 144. Thus, each investor should be prepared to bear the risk of such investment for an indefinite period of time

There Is Currently No Market for the Series C Common Units, and There is No Expectation that a Market Will Develop in The Foreseeable Future Making an Investment In the Series C Common Units Illiquid.

There is currently no market for the units of Membership Interest in Company. We do not expect that a market will develop at any time in the foreseeable future. The lack of a market may impair the ability to sell the Series C Common Units at the time investors wish to sell them or at a price considered to be reasonable. If a market develops, the Company expects that it would be extremely volatile

The Offering Price of the Series C Common Units Was Arbitrarily Determined; There Has Been No Independent Valuation of the Series C Common Units, Which Means That the Series C Common Units May Be Worth Less Than the Purchase Price.

The offering price of the Series C Common Units has been arbitrarily determined by Company's management, without independent valuation, based on estimates of the price that purchasers of speculative securities, such as the Series C Common Units, will be willing to pay considering the nature of the Company and its capital structure, the experience of the officers and directors, and the market conditions for the sale of equity securities in similar companies.

The offering price of the shares bears no relationship to the Company's assets, earnings, or book value, or any other objective standard of value. Therefore, the Series C Common Units may have a value significantly less than the offering price, and Series C Common Units may never obtain a value equal to or greater than the offering price

Legal Proceedings.

Currently, AUDL is not involved in any legal proceedings; however, legal matters may arise in the future which may adversely affect the Company's financial performance.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is also provided with management services from its elected Executive Council of team owners and their continued contribution of services at no cost is vital to the ongoing operations of the business.

Karen Steadman is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,001**

Use of Proceeds: 50% in marketing expenses, 40% to add one new marketing specialist, 5% for Wefunder intermediary fees, and 5% for Legal fees

---

If we raise: **$534,998**

Use of Proceeds: 35% in marketing expenses, 35% to hire one new member of video production team, one digital marketing manager and one marketing specialist, 5% for Wefunder intermediary fees, 5% for legal fees and 20% to working capital

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $17,165,016 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

American Ultimate Disc League, LLC is offering up to 184,215 Series C Common Units, at a price per unit of $3.00.

Investors in the first $100,000.80 of the offering will receive units at a price per share of $2.55, and a pre-money valuation of $14,590,263.60.

The campaign maximum is $534,997.80 and the campaign minimum is $100,000.80.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series C Common Units	362,550	0	Yes
Profit Interest Incentive Units	572,238	347,508	Yes
Series B Non-Voting Common Units	150,141	149,434	No

Series A Common Units	5,722,379	5,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Profit Interest Incentive Units

Describe any other rights:

Capitalized terms not provided herein shall have the meanings given in the AUDL Operating Agreement.

Voting Units vs. Non-Voting Units

Holders of Series C Common Units together with holders of Series A Common Units and Incentive Units have the right to vote on all matters requiring or providing for the voting of the Members; provided that the vote of the holders of Series A Common Units, Series C Common Units, and Incentive Units, voting as a single class in proportion to their respective Voting Percentage Interest.

Allocations and Profits and Losses

Generally, Net Profits and Net Loses (each as defined in the AUDL Operating Agreement) are allocated among the Members in proportion to their respective Percentage Interests. However, since the Series A Members have existing loss allocations, Net Profits will first allocated entirely to the Series A Members until have been allocated an amount equal to the losses previously allocated.

Distribution Rights

The Managers may, in their sole discretion, distribute Cash to the Members including the Series C Common Units holders. Distributable Cash will be distributed, if at all, in proportion to the Percentage Interest of the Members. If required to do so, the Managers may withhold from the amount of any distribution the taxes arising from a Member's allocable share of Net Profits. The Company has never made distributions and currently does not anticipate making any distributions after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

The Company may be dissolved upon the occurrence of any one of the events described in Section 14.1 of the AUDL Operating Agreement, including, without limitation, on the vote of a Majority Interest of the Members. In the event of dissolution, and after payment of all known debts, liabilities, the remaining assets of the Company, if any, will be distributed to the Members in accordance with their respective Percentage Interest. No Member may bring an action to dissolve the Company, and the Members waive their right to bring an action for dissolution on the ground (a) it is not reasonably practicable to carry on the business or (b) the dissolution is necessary for the protection of the rights or interest of the complaining Member.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

If the Reg CF funding round exceeds $500,000 at closing, it will meet the requirements of a "Qualified Equity Financing" as described in the 2019 Convertible Debentures. As such, it will cause the principle amount of $1,000,000 plus accrued interest to convert into Series A Member Units at an 20% discount to the Series C Unit price of $3.00 per unit. This will dilute the ownership % all Series A, Series B and Series C units holders on an equal basis.

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Ultimate Experience Ventures, LLC
Issue date	01/10/13
Amount	$128,000.00
Outstanding principal plus interest	$128,000.00 as of 09/24/20
Interest rate	5.25% per annum
Maturity date	12/31/23
Current with payments	Yes

All interest payments are paid annually

Loan

Lender	Ultimate Xperience Ventures, LLC
Issue date	09/30/14
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 09/27/20
Interest rate	5.25% per annum
Maturity date	12/31/23
Current with payments	Yes

All interest payments are paid annually

Loan

Lender	2007 Steadman Lloyd Family Trust
Issue date	09/15/15
Amount	$61,844.00
Outstanding principal plus interest	$57,297.00 as of 09/27/20
Interest rate	0.0% per annum
Maturity date	09/30/22
Current with payments	Yes

Member Advance, no interest, no fixed terms for repayment

Loan

Lender	2007 Steadman Lloyd Family Trust
Issue date	09/24/18
Amount	$62,160.00
Outstanding principal plus interest	$62,160.00 as of 09/22/20
Interest rate	0.0% per annum
Maturity date	09/30/23
Current with payments	Yes

A Member Advance of $300,000 made in 2018 and $237,840 was applied to purchase COMPANY's 2019 Convertible Debenture as a substitution to the repayment of the Advances leaving a current balance of $62,160

Loan

Lender	Small Business Administration
Issue date	06/13/20
Amount	$107,500.00
Outstanding principal plus interest	$107,500.00 as of 09/27/20
Interest rate	3.75% per annum
Maturity date	06/13/50
Current with payments	Yes

SBA Economic Injury Disaster Loan

Convertible Note

Issue date	09/22/20
Amount	$1,000,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	07/30/24

Conversion can be forced with Qualified Equity Financing of greater than $500,000.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2019	Regulation Crowdfunding	Series B Non Voting Unit	$492,998	General operations
9/2020	Regulation D, Rule 506(b)	Convertible Note	$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ultimate Experience Ventures, LLC
Amount Invested	$128,000.00
Transaction type	Loan
Issue date	01/10/13
Outstanding principal plus interest	$128,000.00 as of 09/24/20
Interest rate	5.25% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Equity Owner

Name	Ultimate Xperience Ventures, LLC
Amount Invested	$350,000.00
Transaction type	Loan
Issue date	09/30/14
Outstanding principal plus interest	$350,000.00 as of 09/27/20
Interest rate	5.25% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Equity Owner

Name	2007 Steadman Lloyd Family Trust
Amount Invested	$61,844.00
Transaction type	Loan
Issue date	09/15/15
Outstanding principal plus interest	$57,297.00 as of 09/27/20
Interest rate	0.0% per annum
Maturity date	09/30/22
Current with payments	Yes
Relationship	2007 Steadman Lloyd Family Trust

Name	2007 Steadman Lloyd Family Trust
Amount Invested	$3,685,007.00
Transaction type	Priced round
Issue date	09/30/16
Relationship	Current Member

Name	2007 Steadman Lloyd Family Trust
Amount Invested	$62,160.00
Transaction type	Loan
Issue date	09/24/18
Outstanding principal plus interest	$62,160.00 as of 09/22/20
Interest rate	0.0% per annum
Maturity date	09/30/23
Current with payments	Yes
Relationship	Member

Name	2007 Steadman Lloyd Family Trust
Amount Invested	$1,000,000.00
Transaction type	Convertible note
Issue date	09/22/20
Interest rate	5.0% per annum
Discount rate	20.0%
Maturity date	07/30/24
Uncapped note	Yes
Relationship	Current Series A Unit Member

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The AUDL is the world's largest professional Ultimate league, featuring one of today's fastest growing participation sports. Ultimate is a fast-paced, non-contact team sport celebrated for its precision passing and airborne acrobatics - making it a veritable highlight factory for fans. The AUDL was created to grow professional Ultimate by providing a platform for its talented athletes to showcase their skills and support today's important social issues. Ultimate can become the next big sport.

In five years, we hope to expand to more major markets in the US and Canada. We can also take our low-cost model to Europe, South America & Asia to create a global platform for professional Ultimate. Imagine watching the "World Cup" of Ultimate as pro teams compete for their country. Ultimate is being considered for inclusion in the 2028 LA Olympic Games, providing a further catalyst for the sport among young players and fans. We want our players to be seen on TV and online and be recognized for their talent around the world. These projections cannot be guaranteed.

Milestones

American Ultimate Disc League, LLC was incorporated in the State of Delaware in January 2013.

Since then, we have:

- Expanded to include 22 teams playing in the US and Canada
- Signed a new TV deal with Fox Sports that lands us in 57 million households each spring and summer and launched a new paid subscription service called AUDL.tv, with access to 60 million Roku subscribers
- Developed a combined team and league digital media following of over 700,000 fans who love our highlights and player story-telling
- Signed a contract with Deschutes Brewery as presenting sponsor and grown sponsorship revenues substantially. Brands value our socially conscious Millennial and Gen Z fans
- Hosted eight AUDL Championship Weekend events and launched an All star game format
- Acquired the leading disc sports video production company and started a majority controlled technology subsidiary focused on monetizing data and introducing online gaming options
- Began development of a live prized-based mobile game & console based video game to engage our audience

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended September 30, 2019, the Company had revenues of $719,085 compared to the year ended September 30, 2018, when the Company had revenues of $450,420. Our gross margin was 21.67% in fiscal year 2019, compared to 8.04% in 2018.
- *Business Lines.* Our largest revenues source for the period ended September 30, 2019 was Media and Advertising, which grew 34% YOY due to the launch of AUDL.tv. Sponsorship and partner revenues grew 1,500% YOY as we added several new national partners and entered into a multi-year deal with a presenting sponsor. Team Services revenues grew 21% YOY as we expanded the centralized services offered to AUDL teams. Revenues from events decreased 16% YOY due to lower attendance at the Championship Weekend.
- *Assets.* As of September 30, 2019, the Company had total assets of $378,666, including $265,314 in cash. As of September 30, 2018, the Company had $666,296 in total assets, including $634,898 in cash.
- *Net Loss.* The Company has had net losses of $829,580 and net losses of $875,933 for the fiscal years ended September 30, 2019 and September 30, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,239,532 for the fiscal year ended September 30, 2019 and $934,598 for the fiscal year ended September 30, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $709,504 in debt, $4,255,005 in equity, and $1,000,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

American Ultimate Disc League, LLC cash in hand is $242,464.48, as of August 2020. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $32,000/month, for an average burn rate of $27,000 per month. Our intent is to be profitable in 30 months.

Due to the COVID-19 pandemic, we needed to cancel the 2020 AUDL Season. Therefore our sponsorship billings, revenues from AUDL.tv subscriptions and ticket and merchandise sales from our events have been significantly curtailed. The past 3 months are typically our largest revenue months of the fiscal year and these results do not represent our normal business activity in a non COVID impacted period. We expect a drop of approximately 55% in total revenues in fiscal year 2020. However believe our pipeline of net new and renewal sponsorships, new products and incremental team services support a 2021 revenue forecast of $1.05 million. This outlook would translate into 2021 revenue growth that will exceed 2019 revenues by approximately 45%. These figures cannot be guaranteed.

We expect $400,000 of revenue, comprised of Team Fees, AUDL.tv Subscriptions, Production fees, Sponsorship and Licensing revenues in the next 6 months. We expect $550,000 of expenses in the next six months comprised of sponsorship acquisition costs, salaries, rent, equipment leases, insurance and office expenses. These projections cannot be guaranteed.

For additional sources of capital, current Members have historically continued to re-invest in the business in the form of equity and debt.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://theaudl.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird AUDL Subscription Agreement
AUDL Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

- Andrew Lloyd
- Karen Steadman
- Robert lloyd
- Steven K Hall
- Steven K Hall

Appendix E: Supporting Documents

- AUDL_Operating_Agreement.pdf
- WeFunder_Term_Sheet_Oct_20.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird AUDL Subscription Agreement
- AUDL Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Lloyd
- Karen Steadman
- Robert lloyd
- Steven K Hall
- Steven K Hall

Appendix E: Supporting Documents

- AUDL_Operating_Agreement.pdf
- WeFunder_Term_Sheet_Oct_20.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

American Ultimate Disc League, LLC

By

Andrew S Lloyd

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Steven K Hall
CEO
10/21/2020

Karen E Steadman
Secretary
10/20/2020

Robert Lloyd
Cofounder, Chairman and Managing Member
10/20/2020

Andrew S Lloyd
Chief Financial Officer
10/20/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.